

October 4, 2012

Via E-mail
Mr. Jay Gottlieb
President and Chairman of the Board of Directors
Reliability Incorporated
410 Park Avenue, 15th Floor
New York, New York 10022

> **Re: Reliability Incorporated**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 7, 2012**
> **File No. 000-07092**

Dear Mr. Gottlieb:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 9A(T). Controls and Procedures, page 6

1.   We note your disclosures that the evaluation of your disclosure controls and procedures and your internal control over financial reporting was carried out by just your Chief Executive Officer. We further note that the certification filed pursuant to Item 601(b)(31) of Regulation S-K consists of only certification from your Chief Executive Officer. Items 307 and 308 of Regulation S-K require the evaluation of your disclosure controls and procedures and your internal control over financial reporting to be carried out by both your principal executive and principal financial officers. Further, Item 601(b)(31) of Regulation S-K requires certifications from each of your principal executive and principal financial officers. Please explain to us how you have complied with these

requirements. Discuss how you have evaluated who is your principal financial officer. In this regard, we note your disclosures on page 7 that Mr. Greggory Schneider is your Chief Financial Officer. In this regard, we also note that Mr. Schneider has signed the certification required by Item 601(b)(32) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief